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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                                   FEMRX, INC.
                            (Name of Subject Company)

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                                   FEMRX, INC.
                        (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

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                                   314463 10 0
                      (CUSIP Number of Class of Securities)

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                               ANDREW M. THOMPSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   FEMRX, INC.
                               1221 INNSBRUCK DR.
                           SUNNYVALE, CALIFORNIA 94089
                                 (408) 752-8580

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)

                              --------------------

                                   Copies to:

                              CRAIG E. DAUCHY, ESQ.
                               COOLEY GODWARD LLP
                               3000 SAND HILL ROAD
                              BUILDING 3, SUITE 230
                            MENLO PARK, CA 94025-7116
                                 (650) 843-5100

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     This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") of FemRx, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on October 9, 1998, with respect to the tender offer made by Johnson & Johnson, a New Jersey corporation and ET/FM Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of common stock of the Company at a price of $2.35 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the "Offer to Purchase"), of Johnson & Johnson and the Purchaser and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 14D-9. The purpose of this Amendment is to (i) reflect the addition of Ethicon, Inc., a New Jersey corporation and a wholly owned subsidiary of Parent ("Ethicon"), as an additional bidder for the Company and
(ii) reflect the execution of a Loan and Security Agreement, dated October 30, 1998, by and between the Purchaser and the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER

     On October 9, 1998, Parent and the Purchaser filed a Schedule 14D-1, dated October 9, 1998 (the "Schedule 14D-1"), to purchase all outstanding shares of common stock of the Company at a price of $2.35 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer.

     According to Amendment No. 1 to the Schedule 14D-1, filed with the Commission on October 30, 1998, Parent and the Purchaser have amended the
Schedule 14D-1 to add Ethicon as an additional bidder for the Company. According to Amendment No. 1 to the Schedule 14D-1, the principal executive office of Ethicon is located at U.S. Route #22, Sommerville, New Jersey 08876. Item 2 of the Schedule 14D-9 is hereby amended to reflect the foregoing.

ITEM 3.  IDENTITY AND BACKGROUND

     The introductory text of Item 3(b) of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, the Purchaser or Ethicon or any of their respective executive officers, directors or affiliates.

     The heading for section (ii) of Item 3(b) of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

     (ii) ARRANGEMENTS WITH PARENT, THE PURCHASER OR ETHICON, OR ANY OF THEIR EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES

     Item 3(b)(ii) of the Schedule 14D-9 is hereby amended to add the following:

     THE LOAN AND SECURITY AGREEMENT

     Set forth below is a summary of certain terms of the Loan and Security Agreement, dated as of October 30, 1998 (the "Loan Agreement"), by and between the Purchaser and the Company. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Loan Agreement, a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

     GENERAL. The Loan Agreement provides for up $3,500,000 in periodic loans for working capital needs of the Company and to fund certain costs incurred by the Company as contemplated in the Merger Agreement. Such advances will be documented by a promissory note payable to the order of the Purchaser. The Loan Agreement provides that the Company may require advances of up to $250,000 every two weeks, commencing on November 2, 1998, and terminating on the date upon which the Stockholder Agreements terminate pursuant to their terms, provided that no Event of Default (as defined in "--Events of Default" below) has occurred.

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     INTEREST. The Loan Agreement provides that interest on advances made thereunder will accrue at a per annum rate equal to the Prime Rate plus 2%. For the purposes of the Loan Agreement, "Prime Rate" means the per annum rate in effect from time to time of The Chase Manhattan Bank for prime commercial loans of 90-day maturities. After maturity, interest on advances accrues at the rate of 1% per month. Interest shall be payable quarterly beginning April 1, 1999 and at maturity.

     REPAYMENT; PREPAYMENT. The principal amount of advances under the Loan Agreement, together with any and all accrued but unpaid interest thereon shall be due and payable on December 29, 1999. The Loan Agreement provides that the Company may prepay the outstanding principal amount of the advances and/or the accrued interest thereon in whole or in part at any time during the term of the loan without premium or penalty.

     CONDITIONS TO BORROWING. The Loan Agreement provides for a number of customary and other conditions to borrowing including that (i) the Company shall not then be in default under the terms of the Merger Agreement (provided that the foregoing condition shall be deemed waived in the event that the Company has terminated the Merger Agreement pursuant to Section 9.01(g) of the Merger Agreement, see clause (vii) of "The Merger Agreement--Termination of the Merger Agreement"), (ii) the Company shall not have provided to Lender a Notice of Superior Proposal (as defined in "The Merger Agreement--Takeover Proposals"),
(iii) the Merger Agreement shall not have been terminated by any of the parties thereto in accordance with its terms other than by the Company as permitted pursuant to Section 9.01(g) of the Merger Agreement, see clause (vii) of "The Merger Agreement--Termination of the Merger Agreement" and (iv) no Event of Default shall have occurred and be continuing.

     SECURITY. The obligations of the Company under the Loan Agreement and all advances made thereunder are secured by a first priority security interest in all rights of the Company to its patents and patent applications (collectively, the "Collateral"). The Loan Agreement provides that the Company shall cooperate with the Purchaser as may reasonably be required to document, record, file, maintain and perfect such security interest.

     EVENTS OF DEFAULT. The Loan Agreement contains customary events of default, including (i) a failure to pay principal or interest, (ii) a failure to comply with certain covenants, (iii) the insolvency of the Company, (iv) the imposition of liens with respect to certain Company assets, (v) default under the terms of the Merger Agreement, (vi) the failure of any representation or warranty contained in the Loan Agreement or in the Merger Agreement to be true in any material respect during the term of the loan and (vii) a breach by the Company of, or default by the Company under, the terms or covenants of any other material agreement with a third party to which the Company or its assets are bound. In the event of default, the Purchaser has a number of remedies available, including declaration of the entire outstanding principal and interest to be due and payable and foreclosure on, and sale of, the Collateral.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     Item 4 "Background" of the Schedule 14D-9 is hereby amended to include the following:

     Between October 21, 1998 and October 30, 1998, representatives of the Company and of the Purchaser negotiated the text of the Loan Agreement. On October 30, 1998, the Loan Agreement was executed.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended to include the following as an exhibit:

     Exhibit 9:     Loan and Security Agreement, dated as of October 30,
                    1998, by and between ET/FM Acquisition Corp. and FemRx, Inc.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                       FEMRX, INC.



                                       By: /s/ Andrew M. Thompson
                                           -------------------------------------
                                           Name:  Andrew M. Thompson
                                           Title: President and Chief Executive
                                                  Officer

Dated:  November 2, 1998

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                                 EXHIBIT INDEX


Exhibit              Description
-------              -----------
   9                 Loan and Security Agreement, dated as of October 30, 1998, by and between ET/FM Acquisition Corp. and FemRx, Inc.
